UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Life Time Group Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

53190C102
(CUSIP Number)

Steven E. Fivel Simon Property Group, Inc. 225 West Washington Street Indianapolis, IN 46204 (317) 636-1600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 24, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person SLT Investors, LLC
2	Check the Appropriate Box if a Member of a Group	(a): ☐ (b): ☒
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 2,611,834
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,611,834
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,611,834
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 1.31%[1]
14	Type of Reporting Person OO

1 Based on 198,835,049 shares outstanding as of May 3, 2024, as reflected in Life Time Holding Group, Inc.’s Form 10-Q filed on May 7, 2024 for the quarterly period ended March 31, 2024.

1	Name of Reporting Person Simon Property Group, L.P.
2	Check the Appropriate Box if a Member of a Group	(a): ☐ (b): ☒
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 2,611,834
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,611,834
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,611,834
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 1.31%[2]
14	Type of Reporting Person PN

2 Based on 198,835,049 shares outstanding as of May 3, 2024, as reflected in Life Time Holding Group, Inc.’s Form 10-Q filed on May 7, 2024 for the quarterly period ended March 31, 2024.

1	Name of Reporting Person Simon Property Group, Inc.
2	Check the Appropriate Box if a Member of a Group	(a): ☐ (b): ☒
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 2,611,834
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,611,834
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,611,834
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 1.31%[3]
14	Type of Reporting Person CO

3 Based on 198,835,049 shares outstanding as of May 3, 2024, as reflected in Life Time Holding Group, Inc.’s Form 10-Q filed on May 7, 2024 for the quarterly period ended March 31, 2024.

EXPLANATORY NOTE: This Amendment No. 1 (this “Amendment”) to the statement on Schedule 13D filed October 12, 2021 (the “Schedule 13D”) filed by SLT Investors, LLC, Simon Property Group, L.P. and Simon Property Group, Inc. (each, a “Reporting Person”) relating to the common stock, $0.01 par value per share (the “Common Stock”), of Life Time Group Holdings, Inc. (the “Issuer”) amends the Schedule 13D as set forth below. Capitalized terms used but not defined herein have the meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Effective May 24, 2024, SLT Investors, LLC terminated the Stockholders Agreement only as to Section 1 thereof (relating to the coordination of voting of securities among parties to the Stockholders Agreement) and, as a result, each Reporting Person ceased to be a member of a group with such other parties to the Stockholders Agreement for purposes of Rule 13d-3 under the Exchange Act, as amended.

Item 5.	Interest in Securities of the Issuer.

References to percentage ownerships of the Common Stock in this Amendment are based on 198,835,049 shares of the Common Stock outstanding as of May 3, 2024, as reflected in Life Time Holding Group, Inc.’s Form 10-Q filed on May 7, 2024 for the quarterly period ended March 31, 2024.

(a) – (b)

(i)	As of the date of this Amendment, SLT Investors, LLC may be deemed to be the beneficial owner of the 2,611,834 shares of Common Stock (approximately 1.31% of the Common Stock) it holds directly. SLT Investors, LLC may be deemed to have sole voting and dispositive power with respect to all such shares of Common Stock.

(ii)	Simon Property Group, L.P. is the sole owner of SLT Investors, LLC. Accordingly, as of the date of this Amendment, Simon Property Group, L.P. may be deemed to beneficially own all of the 2,611,834 shares of Common Stock (approximately 1.31% of the Common Stock) held by SLT Investors, LLC. Simon Property Group, L.P. may be deemed to have sole voting and dispositive power with respect to all such shares of Common Stock.

(iii)	Simon Property Group, Inc. is the general partner of Simon Property Group, L.P. Accordingly, as of the date of this Amendment, Simon Property Group, Inc., may be deemed to be the beneficial owner of all of the 2,611,834 shares of Common Stock (approximately 1.31% of the Common Stock) beneficially owned by Simon Property Group, L.P. Simon Property Group, Inc. may be deemed to have sole voting and dispositive power with respect to all such shares of Common Stock.

Each of the Reporting Persons disclaims beneficial ownership of the shares of the Common Stock beneficially owned by such Reporting Person, except to the extent of its or his pecuniary interest therein.

(c)	The Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following:

Effective May 24, 2024, SLT Investors, LLC terminated the Stockholders Agreement only as to Section 1 thereof (relating to the coordination of voting of securities among parties to the Stockholders Agreement) and, as a result, each Reporting Person ceased to be a member of a group with such other parties to the Stockholders Agreement for purposes of Rule 13d-3 under the Exchange Act, as amended.

SCHEDULE 13D
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 28, 2024

SLT Investors, LLC

By:	/s/ Steven E. Fivel
Steven E. Fivel
Secretary and General Counsel

Simon Property Group, L.P.

By: Simon Property Group, Inc., its general partner

By:	/s/ Steven E. Fivel
Steven E. Fivel
Secretary and General Counsel

Simon Property Group, Inc.

By:	/s/ Steven E. Fivel
Steven E. Fivel
Secretary and General Counsel